FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

30 September 2016

Notification of Transactions of Persons Discharging Managerial Responsibilities (“PDMRs”) and persons closely associated with the PDMRs

The following acquisitions relating to dividends of US$0.50 ordinary shares (the “Shares”) took place on 28 September 2016.
Directors
Name	Price per Share / ADS1	Shares acquired
Kathleen Casey	US$35.50751	23 American Depositary Shares1 (representing 115 ordinary shares of US$0.50 each)
Henri de Castries	US$7.1015	221
Douglas Flint	£5.7850	66
Stuart Gulliver	US$7.1015	44,302
Sam Laidlaw	US$7.1015	541
Iain Mackay	US$7.1015	20,465
Heidi Miller	US$35.50751	10 American Depositary Shares1 (representing 50 ordinary shares of US$0.50 each)
Marc Moses	US$7.1015	24,702
Jackson Tai	US$35.50751	44 American Depositary Shares1 (representing 220 ordinary shares of US$0.50 each)

Other PDMRs
Name	Price per Share	Shares acquired
Samir Assaf	US$7.1015	27,932
Peter Boyles	US$7.1015 £5.7850	7,078 2,351
Patrick Burke	US$7.1015 £5.7850	6,542 1,624
John Flint	US$7.1015	8,778
Andy Maguire	US$7.1015	3,158
Paulo Maia	US$7.1015 £5.7850 £5.7793	3,225 1,844 4
Noel Quinn	US$7.1015	4,903
Antonio Simoes	US$7.1015	5,147
Peter Wong	US$7.1015 £5.7850	32,244 9,292

Persons closely associated (“CAP”) with the PDMR
Name	Price per Share	Shares acquired
Camay Wong (CAP of Peter Wong)	US$7.1015	315

1American Depositary Shares (‘ADS’) are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.
The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Kathleen Casey

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	American Depositary Shares (‘ADS’). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each		GB0005405286	Outside a trading venue	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$35.51	23	$816.67
		Aggregated	$35.508	23	$816.67

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Henri de Castries

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	221	$1,569.43
		Aggregated	$7.102	221	$1,569.43

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Douglas Flint

2 – Reason for the notification
Position/status		Group Chairman

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.79	66	£381.81
		Aggregated	£5.785	66	£381.81

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Stuart Gulliver

2 – Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	44,302	$314,610.65
		Aggregated	$7.102	44,302	$314,610.65

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Sam Laidlaw

2 – Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	541	$3,841.91
		Aggregated	$7.102	541	$3,841.91

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Iain Mackay

2 – Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	20,465	$145,332.20
		Aggregated	$7.102	20,465	$145,332.20

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Heidi Miller

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	American Depositary Shares (‘ADS’). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.		GB0005405286	Outside a trading venue	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$35.51	10	$355.08
		Aggregated	$35.508	10	$355.08

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Marc Moses

2 – Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	24,702	$175,421.25
		Aggregated	$7.102	24,702	$175,421.25

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Jackson Tai

2 - Reason for the notification
Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	American Depositary Shares (‘ADS’). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.		GB0005405286	Outside a trading venue	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$35.51	44	$1,562.33
		Aggregated	$35.508	44	$1,562.33

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 – Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	27,932	$198,359.10
		Aggregated	$7.102	27,932	$198,359.10

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Peter Boyles

2 - Reason for the notification
Position/status	Chief Executive of Global Private Banking

Initial notification/amendment	Initial Notification
3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.79	2,351	£13,600.62
		Aggregated	£5.785	2,351	£13,600.62

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	7,078	$50,264.42
		Aggregated	$7.102	7,078	$50,264.42

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Patrick Burke

2 – Reason for the notification
Position/status	President and Chief Executive of HSBC US

Initial notification/amendment	Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39
4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.79	1,624	£9,394.90
		Aggregated	£5.785	1,624	£9,394.90

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	6,542	$46,458.01
		Aggregated	$7.102	6,542	$46,458.01

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	John Flint

2 - Reason for the notification
Position/status		Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment		Initial Notification
3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD –United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	8,778	$62,336.97
		Aggregated	$7.102	8,778	$62,336.97

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Andy Maguire

2 – Reason for the notification
Position/status		Group Chief Operating Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	3,158	$22,426.54
		Aggregated	$7.102	3,158	$22,426.54

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Paulo Maia

2 - Reason for the notification
Position/status	Chief Executive, Latin America

Initial notification/amendment	Initial Notification

3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.79	1,844	£10,667.61
		Aggregated	£5.785	1,844	£10,667.61

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.78	4	£23.12
		Aggregated	£5.779	4	£23.12

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	3,225	$22,902.34
		Aggregated	$7.102	3,225	$22,902.34

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Noel Quinn

2 – Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	4,903	$34,818.65
		Aggregated	$7.102	4,903	$34,818.65

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification
3 – Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	5,147	$36,551.42
		Aggregated	$7.102	5,147	$36,551.42

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Peter Wong

2 – Reason for the notification
Position/status		Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 – Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£5.79	9,292	£53,754.22
		Aggregated	£5.785	9,292	£53,754.22

Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	32,244	$228,980.77
		Aggregated	$7.102	32,244	$228,980.77

1 – Details of the person discharging managerial responsibilities / person closely associated
Name of natural person	Camay Wong

2 - Reason for the notification
Position/status		Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument		Identification Code	Place of Transaction	Currency
2016-09-28	Ordinary shares of US$0.50 each		GB0005405286	London Stock Exchange, Main Market (XLON)	USD –United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$7.10	315	$2,236.97
		Aggregated	$7.102	315	$2,236.97

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc By: Name: Ben J S Mathews Title: Group Company Secretary Date: 30 September 2016